UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,576,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,576,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,576,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Torchlight, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,576,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,576,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,576,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Michael S. Dell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,576,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,576,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,576,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Securities and Exchange Commission (the “Commission”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 23, 2010 by the Reporting Persons with the Commission and Amendment No. 2 to the Schedule 13D filed January 24, 2011 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), MSD Torchlight, L.P., a Delaware limited partnership (“MSD Torchlight”), and Michael S. Dell. MSD Capital, MSD Torchlight and Michael S. Dell are collectively referred to herein as the “Reporting Persons.”
(b) The principal business address of the Reporting Persons is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.
(c) This Schedule 13D is filed on behalf of each of MSD Capital, MSD Torchlight and Michael S. Dell. MSD Torchlight is the record and direct beneficial owner of the Common Units covered by this statement. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, MSD Torchlight. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. The principal business of MSD Torchlight is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc.
(d) and (e) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) Each of MSD Capital, MSD Torchlight and MSD Capital Management is organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.”
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:
“As described in Item 6 below, on March 1, 2011, MSD Torchlight entered into a Non-Disclosure Agreement (the “Non-Disclosure Agreement”) with the Partnership and the General Partner, pursuant to which MSD Torchlight agreed, among other things, to maintain the confidentiality of certain non-public information relating to the Partnership, the General Partner and their respective affiliates, including, among other things, information regarding the refinancing disclosed, discussed or otherwise made available to MSD Torchlight by the Partnership, the General Partner and their respective affiliates at a meeting to be held on March 3, 2011 (the “Refinancing Meeting”). A summary of the Non-Disclosure Agreement is set forth in Item 6 below and incorporated by reference herein.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and/or supplemented as follows:
“On March 1, 2011, MSD Torchlight entered into the Non-Disclosure Agreement with the Partnership and the General Partner. Pursuant to the Non-Disclosure Agreement, MSD Torchlight agreed to maintain the confidentiality of certain non-public information relating to the Partnership, the General Partner and their respective affiliates, including, among other things, information regarding the refinancing disclosed, discussed or otherwise made available to MSD Torchlight by the Partnership, the General Partner and their respective affiliates at the Refinancing Meeting.

For a period of twenty (20) days from the date of the Refinancing Meeting, (a) MSD Torchlight agreed that it and its controlled affiliates will not, directly or indirectly, effect any sale or acquisition of any equity securities or acquisition of assets of the Partnership or any of its affiliates; and (b) the Partnership and the General Partner agreed that the Partnership will not file a proxy statement with the Commission relating to the Unitholder Meeting (as defined in the GTA).
A copy of the Non-Disclosure Agreement is filed as Exhibit 99.7 hereto and is incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)
99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the common units of the issuer filed December 16, 2010 by the Reporting Persons with the Commission)
99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4	Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to the Amendment No. 1 to the Schedule 13D relating to the common units of the issuer filed December 23, 2010 by the Reporting Persons with the Commission)
99.5	Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (incorporated herein by reference to Exhibit 99.5 to the Amendment No. 2 to the Schedule 13D relating to the common units of the issuer filed January 24, 2011 by the Reporting Persons with the Commission)
99.6	Joint Filing Agreement (furnished herewith)
99.7	Non-Disclosure Agreement, dated March 1, 2011 (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2011	MSD CAPITAL, L.P.
	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MSD TORCHLIGHT, L.P.
	By:	MSD Capital, L.P.
	Its:	General Partner

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MICHAEL S. DELL
	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)
99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the common units of the issuer filed December 16, 2010 by the Reporting Persons with the Commission)
99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4	Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to the Amendment No. 1 to the Schedule 13D relating to the common units of the issuer filed December 23, 2010 by the Reporting Persons with the Commission)
99.5	Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (incorporated herein by reference to Exhibit 99.5 to the Amendment No. 2 to the Schedule 13D relating to the common units of the issuer filed January 24, 2011 by the Reporting Persons with the Commission)
99.6	Joint Filing Agreement (furnished herewith)
99.7	Non-Disclosure Agreement, dated March 1, 2011 (furnished herewith)